QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

FALCONBRIDGE LIMITED
(Name of Subject Company)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

XSTRATA CANADA INC.,

an indirect wholly-owned subsidiary of

XSTRATA PLC
(Bidder)

Common Shares
(Title of Class of Securities)

36104100
(CUSIP Number of Class of Securities (if applicable))

Benny S. Levene, Esq.
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-14-726-6058
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

May 18, 2006
(Date tender offer first published, sent or given to securityholders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

(a)
Offer to Purchase and Offer Circular, dated May 18, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(1)

(b)
Notice of Extension, dated July 7, 2006.(2)

(c)
Notice of Variation, dated July 11, 2006, including the Letter to Shareholders.(3)

(d)
Notice of Variation, dated July 21, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(4)

(e)
Notice of Extension, dated August 15, 2006.(5)

Item 2.    Informational Legends

(a)
See the inside front cover page of the Offer to Purchase and Offer Circular, dated May 18, 2006.(1)

(b)
See the inside front cover page of the Notice of Extension, dated July 7, 2006.(2)

(c)
See the inside front cover page of the Notice of Variation, dated July 11, 2006.(3)

(d)
See the inside front cover page of the Notice of Variation, dated July 21, 2006.(4)

(e)
See the inside front cover page of the Notice of Extension, dated August 15, 2006.(5)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006.

(4)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006.

(5)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 6) (File No. 005-62437) filed August 15, 2006.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following exhibits have been filed as part of this Schedule.

EXHIBIT NUMBER	DESCRIPTION
1.1	Summary Newspaper advertisement, dated May 18, 2006(1)
1.2	Early Warning Report, dated May 17, 2006, filed by 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata plc ("Xstrata Alberta")(1)
1.3	Report of a Take-Over Bid (Quebec), dated May 18, 2006, filed by Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc(1)
1.4	Early Warning Report, dated July 7, 2006, filed by Xstrata Alberta(2)
1.5	Early Warning Report, dated July 11, 2006, filed by Xstrata Alberta(3)
1.6	Early Warning Report, dated July 21, 2006, filed by Xstrata Alberta(4)
1.7	Early Warning Report, dated July 27, 2006, filed by Xstrata Alberta(5)
1.8	Early Warning Report, dated July 28, 2006, filed by Xstrata Alberta(6)
1.9	Early Warning Report, dated August 15, 2006, filed by Xstrata Canada(7)
1.10	Early Warning Report, dated August 28, 2006, filed by Xstrata Canada(8)
1.11	Report of Result of a Take-Over Bid (Quebec), dated August 28, 2006, filed by Xstrata Canada(8)
2.1	The opinion of TD Securities Inc., dated March 8, 2005, concerning the valuation of common shares of Falconbridge Limited prior to the amalgamation of Noranda Inc. and Falconbridge Limited on June 30, 2005(1)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) filed July 11, 2006

(4)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 3) filed July 21, 2006.

(5)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 4) filed July 27, 2006.

(6)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 5) filed July 31, 2006.

(7)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 6) (File No. 005-62437) filed August 15, 2006.

(8)
Filed herewith.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

(a)
Xstrata plc and Xstrata Canada Inc. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)
Xstrata plc and Xstrata Canada Inc. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

(a)
On May 18, 2006, each of the Bidders filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of a registrants' agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

PART IV
SIGNATURES

        By signing this Schedule, Xstrata Canada Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 7 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata Canada Inc.'s designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA CANADA INC.
Date: August 28, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President and Secretary

        By signing this Schedule, Xstrata plc consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 7 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata plc's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA PLC
Date: August 28, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

QuickLinks

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES